UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2023

Cloudastructure, Inc.

(Exact name of issuer as specified in its charter)

Delaware	87-0690564
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

150 SE 2nd Ave, Suite 300 Miami, FL	33131
(Address of principal executive offices)	(Zip Code)

650-644-4160
Issuer’s telephone number, including area code

Units Warrants Class A Common Stock
(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report on Form 1-K (the “Annual Report”), the terms “Cloudastructure”, “we”, “us”, “our” or the “Company” refer to Cloudastructure, Inc.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE ANNUAL REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

The market data and certain other statistical information used throughout this Annual Report are based on independent industry publications, governmental publications, reports by market research firms, or other independent sources that we believe to be reliable sources. Industry publications and third-party research, surveys, and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We are responsible for all of the disclosures contained in this Annual Report, and we believe that these sources are reliable. We have not independently verified the information contained in such publications. While we are not aware of any misstatements regarding any third-party information presented in this Annual Report, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors. Some data are also based on our good faith estimates.

Item 1. Business

Overview

Cloudastructure was incorporated under the laws of the State of Delaware on March 28, 2003. Cloudastructure provides cloud-controlled physical infrastructure to enterprises in the form of video surveillance management and remote guarding. We provide on-premises hardware that talks to a customer’s cameras and have a remote guarding team that can respond to customers’ needs. We host a cloud solution that allows the customer to see their video (live and recorded) from anywhere in the world. Since we are in the cloud, we have available computational resources that would be impractical to build and maintain at each customers’ location. These computational resources allow us to provide more advanced AI (artificial intelligence) solutions than are possible in the legacy on-premises model. Such AI solutions include Tagger which tags all objects seen in a video so that users can search by tag (e.g. "person", "vehicle", "animal", etc.). Essentially, we are indexing our customers’ video surveillance and access control data to make for easy search, just like Google indexed the web for easy search. We also allow the user to use their phone for access instead of using a legacy Radio-Frequency Identification (RFID) card or badge.

Our Background

Cloudastructure’s inception was the result of an incident of corporate theft at a previous company of our CEO and founder, Rick Bentley. At his previous venture-backed company in San Francisco during the dot-com boom, someone walked into his company’s headquarters, picked up a laptop with sensitive, confidential data of the company, and walked out the door. Although the company had installed an expensive video surveillance system, someone had unplugged the on-premises system during the theft, and as a result, there was no video of the incident. Systems like these are still the standard today – which is why Cloudastructure believes there is an opportunity to bring innovation and new technology to enhance the field of video surveillance security and eliminate the weaknesses of today’s standard surveillance systems.

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Cloudastructure, Inc. was originally incorporated as “Connexed Technologies, Inc” in 2003, and offered cloud video surveillance systems. On September 1, 2013, Connexed Technologies, Inc. and Reach Systems, Inc., which had been offering cloud access control since 2005, entered into an Asset Purchase Agreement pursuant to Connexed Technologies purchased all of the assets of Reach Systems Inc. The acquisition of Reach System’s Inc.’s assets allowed the Company to recognize the synergies of customer value with the bundling of video surveillance and access control delivered as a cloud-based service. The Company subsequently changed its name to “Cloudastructure, Inc.” on September 28, 2016.

Principal Products and Services

Cloudastructure’s solution centralizes the management of access control and video surveillance. The cloud model allows customers to scale geographically to multiple locations without complicated or insecure network settings. Cloudastructure can support a client’s installation efforts, helping the client get in touch with local installation partners or take turnkey responsibility for delivering the solution seamlessly. The service and support is provided for a monthly subscription, requiring no upfront licensing costs or large capital budgets. As the Company adds more artificial intelligence (e.g. doing what the guard at the front desk does: making sure a face matches the entry badge and that no one "piggybacks" in behind an authorized party without a badge), the Company believes that it will likely be able to increase pricing, in the future, for its cloud-based solution.

Existing Products and Services

Please see below for a summary of our existing products and services.

Product / Service	Description	Current Market
Service: Cloud Video Surveillance	Video stored in the cloud. Multiplatform (web, phone, tablet) access. Features include playback of recorded video, live view of current video, and object detection / search.	Small, medium, and enterprise-sized business, and education markets
Remote Guarding	Live agents monitor live camera views and alert the owners or authorities of any dangerous or suspicious activity	Small, medium, and enterprise-sized business, and education markets
Product: Cloud Video Recorder (CVR)

Records video. This device is compatible with existing or new cameras, and stores records and stores data even if not connected to the internet. The device uploads recordings to the cloud and manages bandwidth. It is network secure.

Small, medium, and enterprise-sized business, and education markets
Product: Cameras and Speakers	We sell cameras and speakers which work with our CVR and Cloud Video Service to customers looking to upgrade or expand their hardware platforms.	Small, medium, and enterprise-sized business, and education markets

Our current process is as follows: first, we install our on-premises hardware that interfaces with the customer’s current video surveillance security system. Once installed, we are able to send all the video recorded by the customer’s system to our cloud. Once the video is with us, we have a unique advantage over all on-premises solutions - we can run it all through large GPU's (Graphics Processing Units, faster than CPUs at handling video) that are both in Cloudastructure owned facilities and hosted by third parties running Machine Learning software that can start to see across 100's or 1,000's of cameras better than any single human can. Next, our cloud-based system can index all the objects and faces in the video. This means that the video can be searched by tag: person, animal, vehicle, etc. and even individual faces. Then, when our cloud-based system detects a person, it can attempt to match that person to a face in our database. If we can, we run that through a face recognition system, which allows a search to be conducted to locate a specific person, name, and face. If a customer would also like our Remote Guarding service, we can set up alerts based on a variety of triggers, such as a line being crossed (for example, someone walking into a restricted area), or movement within a designated zone (for example, tracking to see if anyone enters a swimming pool) with alarms set to any period of the day that the customer would like (for example, alerts could be set to detect anyone in the pool between 10PM and 6AM). We have hired “remote guards” which monitor customer alarms and can warn off intruders in real time (if a speaker is installed) or notify the appropriate response group (law enforcement or otherwise, depending upon the situation). This provides the customer with an opportunity for significant savings compared with having an on-location physical guard and allows the remote guard access to all of the video of the property and access to customized alerts. This is what we are currently selling.

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Current higher-level features of our products and services, beyond our standard Video Surveillance and Access Control, include:

1.	Computer Vision:

a.	License Plate Reading. The ability to read license plates and search the video for those license plates.
b.	Computer Vision fundamental technology development

i.	Tagger. Generates tags for every object it sees in the video. Things like “animal” or “person” or “vehicle”. Then, we let the customer search by tag. No more watching branches blow or cars drive by for an hour - just search by "person" and see only videos that have people in them.
ii.	Face Recognition. Face Recognition tags all videos with faces recognized in them. You can search by known person (e.g. Patrick) or unknown person (e.g. Unknown123). "Hey, that guy right there who attacked that other person ... where else has he been on my campuses?"
iii.	Line Crossing: Can send an alert if a line is crossed or movement is detected in a specified area. Can alert the customer if someone enters a restricted or dangerous area.
iv.	Simultaneously decreasing false positives and false negatives, improving overall accuracy.
v.	Lower light, lower contrast, lower resolution computer vision abilities.
vi.	Persistent computer vision, whereby previous and future frames in video inform accuracy output of current frame.
vii.	Increased granularity in search sensitivity on a per object basis.
viii.	Latency. Reducing latency for real time operations like alerts for remote guarding.

2.	Mobile Applications. Our end user functionality is available on both iOS and Android platforms.

3.	Remote Guarding. We have deployed a cloud-based Remote Guarding solution to Cloudastructure’s portfolio to complement our AI surveillance system. The Remote Guarding solution leverages the power of AI to make remote guarding more efficient and effective

a.	Computers watch all the video.
b.	System alerts humans as appropriate.
c.	Humans verify if there is an issue. If there is an issue, then they can:
i.	Talk to the people there through a remote speaker.
ii.	Escalate the response if warranted.
iii.	Call for emergencies services when required

Products and Services in Development

1.	Edge Computing. In some cases, it is desirable to perform Computer Vision tasks at the “edge” (on premises) and not in the cloud. Reasons could include lower latency, moving the power consumption to the customer, or low bandwidth situations where the user is unable to upload all the video to the cloud in full resolution and frame rate, etc. Cloudastructure is developing edge-computing products to meet the price-performance targets of our customers that desire such capabilities.

2.	Computer Vision. Continued refinement and advancement of Computer Vision technologies and capabilities.

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Development Timelines

For all of the above development projects, as well as any other future projects of the Company, timeline to completion and costs are intertwined. The more working capital to which we have access, the faster we can develop. However, the more working capital we have, the more we can expand the feature set of a product or service, which can paradoxically increase the timeline to completion of that product or service. Also, for all development projects, we believe executing them in partnership with at least one customer is superior to developing them without end user input. This means that the initial scope of each project usually cannot be known until there is a complete product specification which involves input from third parties that we do not control, and the final scope cannot be known until there are sufficient testing and feedback cycles that enable all parties to agree the product or service is market ready. Therefore, it is difficult for us to provide exact timelines or costs for any of the above products and services at this time. Nonetheless, we believe most of these projects will be completed in 2024-25.

Business Model

Cloudastructure operates under a Software-as-a-Service (SaaS) model. We found that we can compete with incumbents in this industry by pricing per camera per year (e.g. $299/year per camera). We make more recurring revenue than they do while still providing a lower TCO (Total Cost of Ownership) to our customers. Our AI features allows us to achieve security guard level pricing for our Remote Guarding Service - which is much higher than what is charged for surveillance services alone.

The Cloudastructure hardware utilizes state of the art technology, delivered at a very competitive price that beats the industry. Cloudastructure’s solution centralizes the management of access control with video monitoring and allows customers to scale geographically to multiple locations.

Distribution

Cloudastructure’s services require a physical installation of our on-premises hardware at the client’s desired location. Cloudastructure facilitates this installation – either delivering a turnkey solution to the client itself, or helping the client get in touch with local installation partners to make sure the process is handled smoothly. The service and support is provided for a monthly subscription, requiring no upfront licensing costs or capital budgets.

The Market

Cloudastructure considers itself to be in the video surveillance industry. According to a March 2023 report titled “Global Video Surveillance Industry Research Report, In-Depth Analysis Of Current Status And Outlook Of Key Countries – 2023-2028” published by Absolute Reports, the global Video Surveillance market looks promising in the next 5 years. As of 2022, the global Video Surveillance market was estimated at $36.4 billion, and is anticipated to reach $112.1 billion in 2028, with a CAGR of 20.6% during the forecast years. Video surveillance systems can be used in nearly any environment. Security and surveillance are required for all organizations worldwide. Governments, enterprises, financial institutions, and healthcare organizations alike are all expected and required to have a certain level of security and monitoring measures. As a result, there has been an increase in the demand for security applications such as video surveillance to monitor and record borders, ports, transportation infrastructure, corporate houses, educational institutes, public places, buildings, and others, which is expected to drive the video surveillance market growth globally.

The increase in demand for security systems has also resulted in an increased demand for more advanced systems, such as Internet Protocol cameras, or IP cameras, which receive control data and send image data via the Internet. They are commonly used for surveillance but unlike analog closed-circuit television (CCTV) cameras, they require no local recording device, only a local area network. IP security cameras send their signal over a network, allowing greater information transfer than an analog signal. A growth in transition from analog surveillance to IP cameras and integration of internet-of-things has fueled the growth of the video surveillance market size. However, factors such as high investment cost in data storage technologies and lack of professional expertise in handling IP cameras have hampered the market growth.

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With its technological solutions that address problems historically faced in the video surveillance industry, Cloudastructure is capitalizing on this growing need for sophisticated surveillance systems, targeting small, medium, and enterprise-sized businesses in any industry or market.

Competition

The Company’s primary competitors include Eagle Eye Networks, Avigilon, Verkada, Genetec, Milestone, Qodnify, Dropcam, Bosch, Tyco, Honeywell, Siemens, Lockitron, Latch, Brivo, and Kisi. The markets for the Company’s products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances that have substantially increased the capabilities and use of artificial intelligence security and cloud based video surveillance.

Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, a strong third-party software and accessories ecosystem, marketing and distribution capability, service and support and corporate reputation.

Employees

As of March 31, 2024, the Company had 18 full-time employees and 2 part-time employees.

The Company generally enters into agreements with its employees that contain confidentiality provisions to control access to, and invention or work product assignment provisions to clarify ownership of, our proprietary information.

Outsourcing

We currently outsource a number of key functions of the Company to third parties, including some software development, legal and payroll.

In addition, we host our services on Google and Amazon’s cloud platforms. There are a number of alternative cloud providers that we could utilize, to instead host, such as Microsoft or Digital Ocean, if it became necessary. We have been moving more of our services to our own computers in co-location facilities to achieve the same result at lower costs.

Key Customers

For the year ended December 31, 2023, SunRoad accounted for 18%, HighTimes accounted for 13%, and The CONAM Group accounted for 9% of our revenues. As with our other customers, we provide our services to these customers on an at-will basis, with no formalized agreement governing the terms of our services in place. We are continuing to develop other customer relationships and, while we value the relationship with these particular customers, management believes we are not substantially financially dependent on our relationship with these customers, or any other particular customer of the Company. Our ideal customer is an enterprise business with multiple locations for our security systems.

Suppliers

We currently utilize third-party suppliers of computers (specifically, x86 models) onto which we install software, ours and third parties’, to turn them into our Cloud Video Recorders (CVRs). To date, we have bought computers primarily through Amazon, Exxact, and Newegg, but there are a large number of suppliers that we could source from for these computers should we have to source from alternative providers for any reason.

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Strategic Acquisitions

Our core focus is to grow Cloudastructure organically. However, we may selectively evaluate strategic acquisition opportunities that would allow us to expand our footprint, broaden our client base and deepen our product and service offerings. We believe that there are meaningful synergies that result from acquiring small companies that provide unique solutions and opportunities for our Company and its clients. Integrating these solutions into our broader technology and client base and integrating acquisitions into our plan of operations may potentially result in revenues and cost synergies. In 2022, we completed acquisitions of two businesses: Visionful Holding Inc., a company that provided smart parking solution for transit providers, and Infrastructure Proving Grounds (IPG), an internet of things (IoT) cybersecurity company. However, we are not currently utilizing the assets we acquired from these businesses in our core operations. As of the date of this Annual Report, we have not acquired any other businesses, and are not currently pursuing any other acquisitions.

Regulation

Our business is not currently subject to any licensing requirements in any jurisdiction in which we operate. This does not mean that licensing requirements may not be introduced in one or more jurisdictions in which we operate, and such requirements could be burdensome and/or expensive or even impose requirements that we are unable to meet.

We are subject to a number of U.S. federal and state laws and regulations that involve matters central to our business. These laws and regulations involve privacy, data protection, and other subjects. Many of the laws and regulations to which we are subject are still evolving and being tested in courts and could be interpreted in ways that could harm our business. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate.

Intellectual Property

The Company does not have any patents or trademarks on which it relies. We have engaged IP counsel and are pursuing IP filings that we and our counsel deem appropriate.

We rely on confidentiality procedures, contractual commitments, and other legal rights to establish and protect our intellectual property. We generally enter into agreements with our employees and consultants that contain confidentiality provisions to control access to, and invention or work product assignment provisions to clarify ownership of, our proprietary information.

Litigation

The Company is not currently involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise that would have a material adverse effect on the Company’s business, results of operations and financial condition.

Property

The Company does not currently lease or own any physical premises other than the following: The Company currently uses 150 SE 2nd Ave, Suite 300, Miami FL 33131 as a mailing address. The Company signed a 2-year lease for space at 655 Skyway Road, San Carlos, CA 94070 for $7,368 per month, which serves as development offices for our Company.

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Recent Developments

As previously reported in Form 1-U’s filed by the Company with the Securities and Exchange Commission (“SEC”) on July 19, 2023 and October 13, 2023, on July 10, 2023, the Company and the Company’s CEO and founder, Rick Bentley, each separately received a “Wells Notice” from the enforcement staff (the “Staff”) of the SEC’s Division of Enforcement, stating that the Staff had made a preliminary determination to recommend that the SEC file a civil enforcement action against each of the Company and Mr. Bentley alleging violations of Sections 17(a)(1), 17(a)(2), and 17(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”), and Section 10(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rules 10b-5(a), (b) and (c) under the Exchange Act.

On September 27, 2023 the Company agreed to a settlement with the Staff. Without admitting or denying the findings in the order, the Company agreed to a settled order from the SEC, which states that Cloudastructure violated Section 10(b) of the Exchange Act and Rule 10b-5 thereunder and Section 17(a) of the Securities Act. Cloudastructure agreed to a cease-and-desist order barring the Company from committing or causing any violations and any future violations of Section 17(a) of the Securities Act and Section 10(b) of the Exchange Act and Rule 10b-5 thereunder and to pay a penalty of $558,071.

Also on September 27, 2023, Rick Bentley agreed to a settlement with the SEC with respect to the charges against him. Without admitting or denying the allegations in the SEC’s complaint, Mr. Bentley agreed to the entry of a final judgment imposing on him a permanent injunction against future violations of Exchange Act Section 10(b) and Rule 10b-5 thereunder and Securities Act Section 17(a), a civil penalty of $111,614, and an order barring Mr. Bentley from serving as an officer or director of any issuer that has a class of securities registered pursuant to Section 12 of the Exchange Act or that is required to file reports pursuant to Section 15(d) of the Exchange Act, for a period of 5 years.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations for the fiscal years ended December 31, 2023 and December 31, 2022 should be read in conjunction with our financial statements and the related notes included in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

Cloudastructure, Inc. is a corporation organized under the laws of the State of Delaware. The Company is headquartered in Florida. The Company is a technology retailer that focuses on intelligent devices and software for physical security applications.

Basis of Presentation

Net Revenues. Net revenues consist of revenue recognized from subscriptions contracts, door and video services, installation services, and sales of controllers and recorders.

Cost of Goods Sold. Cost of goods sold consists of hosting costs, the costs of equipment sold, installation costs and the costs of the operations department.

Operating Expenses.  Operating expenses consist of general and administrative expenses, which are primarily salaries, professional fees, consulting costs and expenses related to the administrative functions of the Company, research and development expenses, which consist primarily of product development costs and salaries, and sales and marketing expenses, which represent public relations, advertising and direct marketing costs, as well as the associated personnel costs.

Results of Operations

For the years ended December 31, 2023 and 2022

Net Revenues. The Company’s net revenues for the year ended December 31, 2023 were approximately $607,000 compared to approximately $488,000 for the year ended December 31, 2022 – an increase of $119,000. This increase in revenue is primarily the result of expanding our customer base in 2023. The Company also saw a slight drop in cost of goods sold, from approximately $774,000 for the year ended December 31, 2022 to approximately $725,000 for the year ended December 31, 2023. This decrease was primarily a result of cost saving measures adopted by the Company, such as a reduction in the use of outside consultants, and a reduction in the Company’s workforce in 2023. As a result, the Company’s gross losses improved by 59%, from a gross loss of $286,000 for the year ended December 31, 2022 to a gross loss of only $118,000 for the year ended December 31, 2023.

Operating Expenses. The Company’s operating expenses for the year ended December 31, 2023 were approximately $6,920,000 compared to $11,144,000 for the year ended December 31, 2022 – a decrease of approximately $4,223,000. The largest component of operating expenses in 2023 was sales and marketing expenses, which were approximately $2,178,000 for the year ended December 31, 2023 compared to $3,451,000 for the year ended December 31, 2022. Sales and marketing expenses decreased mainly due to a decrease in payroll for our internal sales and marketing staff, recruiting services, trade show and corporate event expenses and content creation services from third-party marketing service providers. The next largest component of operating expenses in 2023 was general and administrative expenses, which decreased significantly from $3,917,000 in 2022 to approximately $2,371,000 in 2023, primarily due to significant decreases in payroll, consultants, and other general operating expenses. The remainder of operating expenses in 2023 was comprised of engineering and development expenses, which decreased from $2,776,000 in 2022 to $1,998,000 in 2023, primarily due to a decrease in payroll to our engineering and development team (as a result of a reduction of headcount in that specific workforce) and consultants. As a part of the above reductions in payroll, all of senior management agreed to cut their current pay in 2023 and going forward as the Company works towards becoming cash flow positive.

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Net Loss. As a result of the foregoing, the Company incurred a net loss of approximately $7,333,000 for the year ended December 31, 2023, a significant reduction compared to a net loss of approximately $11,616,000 for the year ended December 31, 2022.

Liquidity and Capital Resources

Since inception, the Company has relied on raising funds from the issuance of convertible notes, SAFEs, Warrants, and equity to fund its business. As of December 31, 2023, the Company had cash on hand of $4,042,000 and a working capital of $4,557,000. The Company could incur additional losses prior to generating additional positive working capital from operations. The Company also has had an accumulated deficit in earnings since inception. During the next year, the Company intends to fund its operations with funds from sales of products and services and/or from capital raises.

As of the date of this Annual Report, the Company expects its current capital will be able to fund operations for at least the next 12 months.

Issuances of Equity

On July 9, 2020, the Company commenced an offering pursuant to Regulation A of the Securities Act of 1933, as amended (the “2020 Regulation A Offering”), initially qualifying the offer and sale of up to $50,000,000 of units consisting of 2 shares of Class A Common Stock of the Company at $1.00 per unit, and 1 warrant to purchase 1 share of Class A Common Stock of the Company at an exercise price of $0.75 (each, a “2020 Warrant”). In May of 2021, the Company filed a post-qualification amendment to the offering statement to increase the maximum offering amount of the 2020 Regulation A Offering from $50,000,000 to $75,000,000. On August 25, 2021, the Company filed a supplement to the offering circular to increase the price of the units from $1.00 to $1.20 and to increase the exercise price per share of the warrants comprising the units from $0.75 to $0.90 (each, a “2021 Warrant”). The 2020 Regulation A Offering terminated on February 21, 2022. As of the termination date, the Company had closed on gross proceeds of $34,483,107.60 from the 2020 Regulation A Offering. Shares issuable upon the warrants issued in the 2020 Regulation A Offering were qualified however, as part of the 2022 Regulation A Offering.

On May 19, 2022, the Company commenced a new offering pursuant to Regulation A of the Securities Act of 1933, as amended (the “2022 Regulation A Offering”), in order to qualify the offer and sale of up to $58,185,731 of “units” consisting of 2 shares of Class A Common Stock of the Company at $2.00 per unit, and 1 warrant to purchase 1 share of Class A Common Stock of the Company at an exercise price of $1.50. The Company has raised total gross proceeds of $4,557,458.45 from this offering, and the offering has terminated.

In July of 2023, the Company raised $35,000 in an exempt private placement offering under Rule 506(c) of Regulation D from the sale of 17,000 of “units” consisting of 2 shares of Class A Common Stock of the Company, and 1 warrant to purchase 1 share of Class A Common Stock of the Company at an exercise price of $1.50 at a price of $2.00 per unit. The offering has terminated as of the date of this Annual Report.

Issuances of Equity in Connection with Acquisitions of IPG and Visionful

On February 4, 2022, the Company completed the acquisition of substantially all of the assets and assumed certain stated liabilities of Visionful Holding Inc., a Delaware corporation (“Visionful”). The Company, Visionful and the sole stockholder of Visionful entered into an asset purchase agreement dated December 30, 2021, as amended as of February 1, 2022 (the “Purchase Agreement”). The asset acquisition was deemed completed by the parties as of February 1, 2022. Under the terms of the Purchase Agreement, at the closing of the Purchase Agreement (the “Closing”), the Company paid to Visionful (i) $282,662 in cash and (ii) 293,062 shares of Class A Common Stock. The Purchase Agreement provided for additional cash and equity payments to Visionful if certain conditions were met – however, those conditions were not met, and as such, the cash and equity payments to Visionful at the Closing comprise the only consideration due to Visionful under the Purchase Agreement. A copy of the Purchase Agreement is filed as exhibit 6.9 to this Annual Report.

On July 8, 2022 the Company completed the acquisition of Infrastructure Proving Grounds (IPG). Under the terms of the purchase agreement, the Company paid IPG $250,000 for the acquisition. In addition, the Company issued IPG a warrant to purchase up to a maximum of 21,250,000 warrants for Class A Common Stock at a strike price of $0.38 per share. The amount of shares the warrant may be exercised for depends on whether certain performance metrics set forth in the Purchase Agreement are met. Upon the completion of the acquisition of IPG, 3,750,000 shares under the warrant vested and became exercisable. Since then, no additional performance metrics have been met, and only the minimum vesting amount of 375,000 additional shares of Class A Common Stock has become exercisable under this warrant. As of the date of this Annual Report, the Company expects that only any additional 750,000 shares of Class A Common Stock will become exercisable under the warrant in the future – the minimum vesting amount per year for the 1st 3 years. A copy of the Purchase Agreement is filed as exhibit 6.11 to this Annual Report.

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Indebtedness

As discussed further above under “Recent Developments”, the Company must pay a penalty of $558,071 to the SEC. The penalty is due in 3 installments, the first two have been paid and the final installment is due in May 2024.

Trend Information

In 2023, the Company primarily focused on growing its customer base. At the end of 2021 we had built our sales team and were starting to see results of their efforts. In 2022, our customer base began to increase and our sales pipeline started to expand. As of the date of this Annual Report, we have sold to several large property management firms and are in the process of rolling out service to individual properties that these firms manage. If we are able to roll out all of these opportunities, we expect that our sales and revenues will significantly increase – although there is no guarantee this will occur.

A continuing trend we have identified is the increase of camera pixel counts. Only 10 years ago, a typical camera might have 640x480 pixels. Today a typical camera has 1920x1080 pixels – with some cameras having twice that pixel count in each dimension. The increase in pixel count means there is more to see and our computational resources go up commensurately. We have noticed from the beginning of our business operations that our computational resources tend to follow Moore’s Law (computational power doubles every 18-24 months) and the pixel count increases significantly slower than that. This means that even though camera pixel counts continue to increase, which drives our computational load, the increase is slower than the rate at which computational resources become available to us. As such, we believe this trend will not cause any computational issues for us as these technological trends continue.

Item 3. Directors and Officers

As of the date of this Annual Report, the Company’s officers and directors are as follows:

Name	Position	Age	Date Appointed to Current Position	Approximate hours per week for part-time employees
Executive Officers
Richard Bentley	Chief Executive Officer	55	March 28, 2003	N/A
Gregory Rayzman	Chief Technology Officer	62	October 21, 2019	N/A
Greg Smitherman	Chief Financial Officer	60	October 11, 2021	N/A
Lauren O’Brien	Chief Revenue Officer	59	April 7, 2021	N/A
Directors
Richard Bentley		54	March 28, 2003	N/A
James McCormick		65	November 29, 2021	N/A
Ruba Qashu		51	April 14, 2023	N/A

Richard Bentley, Chief Executive Officer, Director

Rick Bentley has over 20 years of Silicon Valley startup and technology experience. He was founder and CEO of Televoke Inc. (became deCarta, bought by Uber) where he raised eight figures of Venture Capital. Mr. Bentley has been a full time Advisor to Google X. He was a direct report to Andy Grove for half a decade. Investors have brought him in for interim-CEO roles at early stage companies. He was a Senior Consultant at Bearing Point Inc., which included two assignments in Baghdad. At General Magic he managed the “Portico” program, derivatives of which serve over a million subscribers. He was Director of Business Development for Machina, a design and engineering house that developed consumer electronics products, some of which sold over 10MM units. He was also Director of Product Development for Sensory Inc, which currently has the largest installed base of speech recognition systems in the world. Mr. Bentley is the author of multiple patents and patent filings, many of which were bought by Samsung in 2014. Mr. Bentley served as CEO of the Company since its inception in 2003. He received his BA in Physics and MS in Engineering from UC Berkeley.

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Gregory Rayzman, Chief Technology Officer

Gregory Rayzman is a seasoned technologist and well recognized name in Silicon Valley. His expertise in Big Data and database architecture is sought by several emerging and well-established companies like Apple, where he provided pivotal leadership in designing and developing massively scalable and database backed infrastructures. Most recently, Mr. Rayzman had a great stint at TheFind shopping search engine with relevancy and popularity algorithm instead of the ordinary pay-for-placement. TheFind was acquired by Facebook in 2015. Prior to that, as Chief architect of a forward-looking company NebuAd, in 2007 he developed behavior targeting advertising systems based on the aggregate data, which everyone from Google and Yahoo to Facebook and Plaxo is looking into only now – for better targeted, more relevant advertising. He was previously a founding engineer and Chief architect for ITM Software, acquired by BMC. Mr. Rayzman also served as CTO for Claridyne Inc., an IT infrastructure and integration company. Mr. Rayzman was founding engineer and Director of Software Engineering for Annuncio Inc., acquired by PeopleSoft (now Oracle). Mr. Rayzman joined the Company in 2004, and is now its Chief Technology Officer. Mr. Rayzman holds both Bachelor and Master’s degrees in Computer Science from Moscow University and completed his postdoctoral education in Applied Mathematics at the Academy of Science before moving to the United States earlier in his career.

Mr. Rayzman works part-time for the Company, splitting his time between SteppeChange, where he has served as CTO and Chief Data Architect since April 2015, and his role at the Company.

Greg Smitherman, Chief Financial Officer

Greg Smitherman is a hands-on financial executive with over 20 years of M&A and venture capital experience and 10 years of operating experience. Mr. Smitherman joined Cloudastructure as its Chief Financial Officer in October 2021. Prior to joining Cloudastructure, Mr. Smitherman served as Chief Financial Officer of Accelergy Corporation, a producer of specialty chemicals for industrial, food, pharmaceutical, and oil and gas markets, from February 2013 to October 2021. In this position, he managed the company’s financials, and was actively involved in developing and executing on the company’s fundraising strategy and joint venture negotiations, where he oversaw closing on over $20 million in funding.

Mr. Smitherman brings extensive tactical, strategic and business planning experience in building and growing companies in multiple industries. He is experienced in successfully managing large and small teams in time-sensitive environments, and has had active roles in M&A transactions, fundraising efforts, and in navigating four companies undergoing IPOs.

He received his BSAE in Aerospace Engineering from the University of Michigan, and his MBA from the University of Chicago.

Lauren O'Brien, Chief Revenue Officer

Lauren O'Brien joined Cloudastructure in April 2021. Lauren has over 20 years of executive experience in a variety of Sales, Sales Management, Marketing, Operations and General Management roles. Prior to joining Cloudastructure, Lauren most recently served as COO of VentureBeat, a leading enterprise AI publication. Lauren joined VentureBeat in March 2017, initially serving as VP of Operations, and then as Chief Operating Officer, where she led the company to profitability for the first time in its history while driving sales to double digit growth year over year. Lauren still serves as a Board Advisor to VentureBeat. From 2002 to 2017, she served as Chief Executive Officer of Shift Communications and Consulting, a leading consulting firm providing strategic consulting services to businesses to accelerate growth and improve operations. There, she was directly responsible for driving sales, and delivering strategic consulting services to C-level clients, and often was hired in executive roles for early-stage companies. Ms. O'Brien has extensive experience in sales, marketing and go-to-market strategy building for SaaS based startups. Ms. O'Brien also led the product strategy team for a $100m CRM company where she was instrumental in securing enterprise sales with the company’s first cloud-based CRM product. Ms. O'Brien has an MBA in Marketing and Finance from University of California Berkeley and a Bachelor’s Degree from the University of Vermont.

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James McCormick, Director

Mr. McCormick has over 30 years of experience in finance, operations and administration, primarily in the high tech industry. He has been instrumental in raising over $1 billion in funds for companies he has been involved with, including IPO’s, sales to strategic investors, investments by VC’s and securities sales through capital markets. He has been involved in numerous M&A activities, both on buy-side and sell-side transactions. His experience has ranged from managing start-up companies to complex, multi-national entities.

From October 2015 to May 2019, Mr. McCormick served as Chief Financial Officer of Global Equipment Services (GES), a company specializing in production process and test equipment design, manufacturing, and global services for the semiconductor and electronics product manufacturing industry. While acting as CFO, Mr. McCormick oversaw the acquisition of GES by Kimball Electronics in an approximately $50 million transaction. From May 2019 to present, Mr. McCormick has served as the Chief Operating Officer for LTA Research and Exploration, an aerospace research and development company building experimental and certified manned and remotely piloted airships. He has held CEO, CFO and COO positions at various other public and private companies including Crossing Automation (sold to Brooks Automation (BRKS)), Serious Energy, PodTech, iPrint Technologies (sold to Harland Clarke), Tandem Computers (sold to Hewlett Packard (HPE)) and UB Networks (sold to Alcatel).

Mr. McCormick holds a BBA from the University of Toledo and a MBA from the University of Michigan.

Ruba Qashu, Director

A partner at Barton LLP on its business and finance team, Ruba's focus is on capital markets and securities transactions. She has over 20 years of experience as securities counsel for public companies and a substantive history structuring complex transactions and providing strategic counseling. Ruba's capital markets experience includes CMPOs, registered direct offerings and PIPEs. She handles ‘34 Act reporting and advises regarding corporate governance, equity compensation plans and stockholder communications. Prior to joining Barton LLP in March 2023, she was a Partner at Raines & Feldman. Previously, from 2011 through 2021, she was a Partner at Libertas Law Group. Ruba holds a B.A. in English Literature from UC Berkeley and a J.D. from Hastings College of Law (now UC Law San Francisco). She is admitted to practice law in the State of California.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2023, we compensated our three highest-paid executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation ($)		Other compensation ($)(4)	Total compensation ($)
Rick Bentley	Chief Executive Officer	322,500	(1)	386,379	708,879
Gregory Rayzman	Chief Technology Officer	235,000	(2)	167,309	402,309
Greg Smitherman	Chief Financial Officer	262,500	(3)	192,000	454,500

(1)	Comprised of $322,500 in salary, Mr. Bentley agreed to a salary reduction in 2023. In the event that his employment is terminated other than for cause or his resignation, he is eligible to receive severance of six months of salary and benefits.
(2)	Comprised of $235,000 in salary received by Mr. Rayzman during the 12 months ended December 31, 2023. Under his employment agreement, Mr. Rayzman was paid an annual salary of $250,000, he agreed to a salary reduction in 2023.
(3)	Comprised of $262,500 in salary received by Mr. Smitherman during the 12 months ended December 31, 2023. He agreed to a salary reduction in 2023. In the event that his employment is terminated other than for cause or his resignation, he is eligible to receive severance of three months of salary.
(4)	“Other compensation” for the individuals listed in this table consists of equity-based compensation in the form of stock option grants for shares of the Company’s Class B Common Stock that vested during the 12 months ended December 31, 2023.

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For the fiscal year ended December 31, 2023, our non-executive directors and prior directors earned cash compensation for their services as directors in the total amount of $149,500. There are 4 directors in this group.

Other than the compensation listed in the table above, no other compensation was provided to the executive officers or directors of the Company named in the table above for the fiscal year ended December 31, 2023.

Item 4. Security Ownership of Management and Certain Securityholders

The following table sets out, as of March 31, 2024, the voting securities of the Company that are owned by executive officers and directors, and other persons holding more than 10% of any class of the Company’s voting securities or having the right to acquire those securities.

Name and Address of Beneficial Owner	Title of class	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership Acquirable (1)	Percent of class (2)
Rick Bentley, 150 SE 2nd Ave, Suite 300,	Class B Common Stock	3,042,232	24,678,166	47.9%
Miami, FL 33131.	Class A Common Stock	2,000	0	0.0%
All Officers and Directors as a Group (6 in this group)	Class B Common Stock	3,042,232	18,270,794	65.1%
All Officers and Directors as a Group (6 in this group)	Class A Common Stock	2,010	0	0.0%

(1)	Represents shares acquirable from the exercise of options pursuant to the Company’s Amended 2014 Stock Plan within 60 days of March 31, 2024.
(2)	Percent of class calculations for Class B Common Stock are based on 4,523,120 shares of Class B Common Stock outstanding as of March 31, 2024, and an additional 47,006,949 shares issuable pursuant to options that may be exercised pursuant to the Company’s Amended 2014 Stock Plan within 60 days of March 31, 2024. Percent of class calculations for Class A Common Stock are based on 82,828,681 shares of Class A Common Stock outstanding as of March 31, 2024.

Item 5. Interest of Management and Others in Certain Transactions

On February 20, 2020 the Company sold 1,500,000 shares of the Company’s Common Stock to Richard Bentley, its Chief Executive Officer, for an aggregate purchase price of $6,000 pursuant to a Restricted Stock Purchase Agreement of the same date. Mr. Bentley issued a promissory note to the Company in the principal amount of $6,000. The note accrues interest at 1.86% per annum, and has a maturity date of February 20, 2030. As of the date of this Annual Report, the entire balance of this note is still outstanding.

On September 1, 2023, the Company entered into a dry lease of a Cessna T210N Turbo Centurion plane with Cloud Transport Operations LLC. Rick Bentley, the Company’s Chief Executive Officer, has an indirect ownership interest in Cloud Transport Operations LLC. This agreement allows the Company to lease the plane for $350 per hour and will cover insurance and maintenance costs.

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On November 28, 2021, Mr. Bentley exercised options to purchase 3,300,000 shares of Class B Common Stock. On December 3, 2021, the Company loaned to Mr. Bentley $373,158.84 to pay withholding taxes related to the option exercise. The note accrues interest at 2.0% per annum and has a maturity date of December 3, 2022. The note is secured by the 3,300,000 shares of Class B Common Stock – if Mr. Bentley does not repay the note, the Company will receive these shares back. On October 13, 2022, Mr. Bentley entered into an agreement to surrender 1,142,871 shares of his Class B Common Stock to pay off the remaining balance of the loan including interest ($354,289.87), which resulted in this note being repaid in full.

On October 13, 2022, the Company loaned to Mr. Bentley $185,000 to pay income taxes related to the November 28, 2021 option exercise described further above. The note accrues interest at 3.4% per annum and has a maturity date of October 13, 2023. The note is secured by 2,157,129 shares of Class B Common Stock Mr. Bentley owns. On October 13, 2023, Mr. Bentley entered into an agreement to surrender 614,897 shares of his Class B Common Stock to pay off the remaining balance of the loan including interest ($190,618.07), which resulted in this note being repaid in full.

Item 6. Other Information

None.

Item 7. Financial Statements

CLOUDASTRUCTURE, INC.

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INDEPENDENT AUDITOR’S REPORT

April 14, 2024

To:	Board of Directors, Cloudastructure, Inc.

Re:	2023 and 2022 Consolidated Financial Statement Audit

We have audited the accompanying consolidated financial statements of Cloudastructure, Inc. (a corporation organized in Delaware) (the “Company”), which comprise the consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of income, stockholders’ equity/deficit, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company’s financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

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Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023 and 2022, and the consolidated results of its operations, shareholders’ equity/deficit and cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC

Aurora, CO

April 14, 2024

17

Cloudastructure, Inc.

CONSOLIDATED BALANCE SHEETS

See accompanying Independent Auditor’s Report

Amounts in thousands, except share numbers

	December 31, 2023	December 31, 2022
TOTAL ASSETS
Current assets:
Cash and cash equivalents	$4,042	$9,414
Accounts receivable	351	301
Inventory	315	291
Other current assets	122	355
Total current assets	4,830	10,361

Non-current assets:
Fixed assets, net	125	291
Intangible assets, net	1,674	1,674

TOTAL ASSETS	$6,629	$12,326

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Liabilities
Current liabilities:
Accounts payable	$27	$146
Accrued expenses	48	(20)
Deferred revenue	197	53
Total current liabilities	272	179

TOTAL LIABILITIES	272	179

Shareholders’ equity:
Common stock, Class A (par value $0.001; 250,000,000 shares authorized; 82,828,681 and 81,978,086 shares issued and outstanding on December 31, 2023 and December 31, 2022, respectively)	83	82
Common stock, Class B (par value $0.001; 100,000,000 shares authorized; 4,523,120 and 5,138,017 shares issued and outstanding on December 31, 2023 and December 31, 2022, respectively)	5	5
Additional paid-in capital	38,916	37,374
Accumulated deficit	(32,647)	(25,314)
TOTAL SHAREHOLDERS’ EQUITY	6,357	12,147

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$6,629	$12,326

See accompany notes to the consolidated financial statements.

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Cloudastructure, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

See accompanying Independent Auditor’s Report

Amounts in thousands, except for per share amounts

	Years Ended
	December 31, 2023	December 31, 2022

Revenues, net	$607	$489
Less: cost of goods sold	(725)	(774)
Gross profit (loss)	(118)	(286)

Operating expenses:
General and administrative	2,351	3,901
Research and development	2,337	3,663
Sales and marketing	2,232	3,580
Total operating expenses	6,920	11,144

Loss from operations	(7,038)	(11,430)

Other expenses, net:
Interest (expense)	55	(10)
Depreciation (expense)	(209)	(196)
Other income (expense)	(140)	10

Net loss	$(7,333)	$(11,626)

Basic and diluted loss per share of Class A and Class B common stock	$(0.08)	$(0.15)

See accompany notes to the consolidated financial statements.

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Cloudastructure, Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

See accompanying Independent Auditor’s Report

Amounts in thousands, except share numbers

	Common Stock Class A		Common Stock Class B		Additional Paid-in	Accumulated	Total Shareholder’s Equity
	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)
Balances as of December 31, 2023	81,978,086	$82	5,138,017	$5	$37,374	$(25,314)	$12,147
Issuances of Class A shares, net of issuance costs	850,595	1	(614,897)	(1)	387		388
Stock-based compensation					1,154		1,154
Net loss						(7,333)	(7,333)
Balance as of June 30, 2023	82,828681	83	4,523,150	5	38,915	(32,647)	6,356

See accompany notes to the consolidated financial statements.

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Cloudastructure, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

See accompanying Independent Auditor’s Report

Amounts in thousands

	Years Ended
	December 31, 2023	December 31, 2022
Cash Flows from Operating Activities
Net Loss	$(7,333)	$(11,626)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	209	196
Stock-based compensation	1,154	1,309
Changes in operating assets and liabilities:
(Increase) Decrease in accounts receivable	(50)	(8)
(Increase) Decrease in other current assets	209	(233)
Increase (Decrease) in accounts payable	(119)	(250)
Increase (Decrease) in accrued expenses	69	(233)
Increase (Decrease) in deferred revenue	144	1
Increase (Decrease) in interest payable		(79)
Net Cash Used in Operating Activities	(5,716)	(10,922)

Cash Flows from Investing Activities
Purchase of fixed assets	(43)	(131)
Acquisition of intangible assets		(1,674)
	(43)	(1,805)
Cash Flows from Financing Activities
Proceeds from issuance of Class A Common Stock	387	8,663
Non-cash: notes and interest pay. Converted into Class A shares		(169)
Net Cash Provided by Financing Activities	387	8,494

Net Change in Cash	(5,373)	(4,233)

Cash at Beginning of Period	9,414	13,647
Cash at End of Period	$4,042	$9,414

See accompany notes to the consolidated financial statements.

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Cloudastructure, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

See accompanying Independent Auditor’s Report

As of and for the Years Ended December 31, 2023 and 2022

NOTE 1 - NATURE OF OPERATIONS

Cloudastructure, Inc. (“the Company”) is a corporation organized under the laws of the State of Delaware and headquartered in Florida. The Company is a technology service provider that focuses on intelligent devices and software for physical security applications. Since inception, the Company has relied primarily on financing activities, including an offering under Regulation A, to fund its operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000, but at times the Company may maintain balances in excess of the federally insured limits.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company routinely assesses its outstanding accounts receivable and recorded a reserve for estimated uncollectible accounts of $82,090 and $8,073 at December 31, 2023, and 2022, respectively.

Sales Taxes

Various states impose a sales tax on the Company’s sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company’s accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Property and Equipment

Property and equipment are recorded at cost if the expenditure exceeds $2,500. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

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Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years depending on the asset type.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. When fair value measurements are used, valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

GAAP has established a fair value hierarchy which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

The Company’s SAFEs are adjusted to fair value each reporting period pursuant to Accounting Standards Codification (“ASC”) 480 and are classified within Level 3 of the fair value hierarchy. The Company’s estimate of fair value is largely based on its expectations related to the likelihood, timing, and manner in which the SAFEs will ultimately be settled. Significant unobservable inputs include an estimate of the underlying fair value of the Company’s Class A Common Stock, which is dependent on assumptions related to projected cash flows of the business, volatility, and expected term.

Income Taxes

The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Company has incurred taxable losses since inception but is current in its tax filing obligations. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition

The Company recognizes revenue when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue from subscription contracts with customers is recognized ratably over the period that commences on the subscription start date and ending on the date the subscription term expires. Revenue from door and video services is generally recognized at the completion of the professional services. Revenue from sales of controllers and recorders is generally recognized at time of delivery.

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Basic and Diluted Loss Per Share

The number of shares used to calculate basic and diluted loss per share for the years ended December 31, 2023 and 2022 were as follows:

	2023	2022
Class A Common Stock	82,657,521	81,978,090
Class B Common Stock	5,004,930	5,138,017
Total	87,662,451	87,116,107

In 2023 and 2022, approximately 93.575 million and 93.254 million shares issuable, respectively, upon the exercise of stock options and warrants and from the potential conversion of convertible notes and SAFEs were excluded from the calculation of diluted loss per share because such amounts were antidilutive.

Recent Accounting Pronouncements

ASC 842 requires entities to recognize on the balance sheet the assets and liabilities for the rights and obligations resulting from leases with terms greater than 12 months. ASC 842 also requires additional disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. The new standard is effective for the Company beginning on January 1, 2022, but is not expected to have a significant impact since the Company is not currently a party to any material lease commitments.

NOTE 3 – SHARE CAPITAL

Securities Offerings:

Beginning in 2020, the Company commenced a public offering of units under the exemption from registration provided by Tier 2 of Regulation A. Each unit consists of two shares of Class A Common Stock of the Company and one warrant to purchase shares of Class A Common Stock. Through August 24, 2021, the purchase price of each unit was $1.00, and the exercise price of each warrant was $0.75 per share.

On August 25, 2021, the Company updated the terms of the units being offered in this Regulation A offering, offering the units at a price of $1.20 and the exercise price of the accompanying warrants was increased to $0.90 per share. Issued warrants are immediately exercisable and expire 18 months after their issuance date.

On May 19, 2022, the Company again updated the terms of the units it was offering under Regulation A. Beginning on this date, each unit was offered at a price of $2.00 and the exercise price of the accompanying warrant was $1.50 per share.

As of December 31, 2023, 8,755,814 warrants were exercised and 22,561,807 warrants expired. There were 579,543 warrants outstanding as of December 31, 2023.

As of December 31, 2023, the Company had issued 72.5 million shares of Class A Common Stock and 31.9 million warrants to purchase an additional 580 thousand shares of Class A Common Stock in connection with this offering. The Company has received cumulative proceeds of $33.1 million, net of issuance costs, through December 31, 2023 in connection with this offering.

Rights of Common Stockholders

Holders of shares of Class A Common Stock are entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Holders of shares of Class B Common Stock are entitled to 20 votes for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Holders of both Class A and Class B Common Stock are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds as detailed in the Company’s certificate of incorporation. The Company has never declared or paid cash dividends on any of its capital stock.

In the event of a voluntary or involuntary liquidation, dissolution, or winding up of the Company, holders of the Class A Common Stock and Class B Common Stock will be treated equally, identically and ratably, on a per share basis, with respect to any consideration into which such shares are converted or any consideration paid or otherwise distributed to stockholders of the Company.

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Stock-Based Compensation:

The following summarizes stock option activity for the years ended December 31 2023 and 2022:

	Number of Options	Exercise Price	Weighted-Average Exercise Price
Options outstanding at January 1, 2022	41,014,000	$0.004	$0.004
Granted	28,609,999	0.31-0.36	0.311
Canceled	–
Exercised	–
Options outstanding at December 31, 2022	66,257,999	0.004-0.36	0.137
Granted	900,000	0.36-0.37	0.364
Canceled	3,781,063	0.004-0.36	0.0670
Exercised	–
Options outstanding at December 31, 2023	63,376,936	0.004-0.37	$0.143

Granted options are exercisable into shares of the Company’s Class B common stock, vest over four years, and expire ten years from the date of grant.

NOTE 4 – INCOME TAX PROVISION

The Company has incurred a cumulative income tax net operating loss from prior years. Without persuasive evidence that the Company will be able to utilize this net operating loss carryforward in the foreseeable future, the Company has established a full valuation allowance against that deferred tax asset. Accordingly, no net tax provision or tax benefit has been recognized during the years ended December 31, 2023 and 2022.

Deferred income taxes are provided to reflect the future tax consequences or benefits of differences between the tax basis of assets and liabilities and their reported amounts in the financial statements using enacted tax rates. The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities are as follows at December 31:

At December 31, 2023, the Company had federal and state net operating loss (“NOL”) carryforwards of $21,977,000 and $18,477,000, respectively, which are available to offset future federal and state taxable income. If not used, these NOL carryforwards begin to expire in 2034. Approximately $21,107,000 of federal NOL carryforwards are not subject to expiration.

The Company also had federal and California state research and development (“R&D”) credit carryforwards at December 31, 2023 of $354,000 and $193,000, respectively, which are available to offset future federal and state taxable income. The federal R&D credit carryforwards begin to expire in 2039, but the California state R&D credit carryforwards are not subject to expiration. Valuation allowances have been reserved, where necessary.

Utilization of the NOL carryforwards may be subject to an annual limitation due to the ownership percentage change limitations provided by the Internal Revenue Code of 1986 and similar state provisions. This annual limitation may result in the expiration of the NOL carryforwards before utilization.

The Company accounts for uncertain tax positions following the guidance in ASC 740 “Accounting for Uncertainty in Income Taxes” which prescribes a recognition threshold of more-likely-than-not and a measurement attribute for all tax positions taken or expected to be taken on a tax return in order for those tax positions to be recognized in the financial statements. ASC 740 clarifies the criteria that each tax position must satisfy for some or all of the benefits of that position to be recognized in the Company’s financial statements. At December 31, 2023 and 2022, the Company determined that no liability related to uncertain tax positions was required to be recorded in the financial statements.

At December 31, 2023 and 2022, the Company had unrecognized tax benefits of $191,000 and $182,000, respectively. The following table summarizes the activity related to the Company’s unrecognized tax benefits:

Balance at December 31, 2022	$182,000
Decreases related to prior year tax positions	(40,000)
Increases related to current year tax positions	49,000
Balance at December 31, 2023	$191,000

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The Company’s tax returns from 2003 through 2023 will remain open for examination by federal and state authorities for three and four years, respectively, from the date of utilization of any NOL carryforwards.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

On July 10, 2023, the Company and the Company’s CEO and founder, Rick Bentley, each separately received a “Wells Notice” from the enforcement staff (the “Staff”) of the Securities and Exchange Commission’s Division of Enforcement (“SEC”), stating that the Staff had made a preliminary determination to recommend that the SEC file a civil enforcement action against each of the Company and Mr. Bentley alleging violations of Sections 17(a)(1), 17(a)(2), and 17(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”), and Section 10(b) of the Securities Exchange Act of 1934, as amended (the Exchange Act”), and Rules 10b-5(a), (b) and (c) under the Exchange Act.

On September 27, 2023 the Company agreed to a settlement with the Staff. Without admitting or denying the findings in the order, the Company agreed to a settled order from the SEC, which states that Cloudastructure violated Section 10(b) of the Exchange Act and Rule 10b-5 thereunder and Section 17(a) of the Securities Act. Cloudastructure agreed to a cease-and-desist order barring the Company from committing or causing any violations and any future violations of Section 17(a) of the Securities Act and Section 10(b) of the Exchange Act and Rule 10b-5 thereunder and to pay a penalty of $558,071.

Also on September 27, 2023, Rick Bentley agreed to a settlement with the SEC with respect to the charges against him. Without admitting or denying the allegations in the SEC’s complaint, Mr. Bentley agreed to the entry of a final judgment imposing on him a permanent injunction against future violations of Exchange Act Section 10(b) and Rule 10b-5 thereunder and Securities Act Section 17(a), a civil penalty of $111,614, and an order barring Mr. Bentley from serving as an officer or director of any issuer that has a class of securities registered pursuant to Section 12 of the Exchange Act or that is required to file reports pursuant to Section 15(d) of the Exchange Act, for a period of 5 years.

Based on the foregoing, no additional material events were identified which require adjustment or disclosure in the financial statements.

The Company is not currently involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise that would have a material adverse effect on the Company's business, results of operations and financial condition.

NOTE 6 – RELATED PARTY TRANSACTIONS

The following transactions occurred between related parties, therefore, there can be no guarantee that the terms, conditions, interest rates or prices were transacted at an arm’s-length rate.

Aircraft Lease

On September 1, 2023, the Company entered into a dry lease of a Cessna T210N Turbo Centurion plane with Cloud Transport Operations LLC. Rick Bentley, the Company’s Chief Executive Officer, has an indirect ownership interest in Cloud Transport Operations LLC. This agreement allows the Company to lease the plane for $350 per hour and will cover insurance and maintenance costs.

Additionally, effective September 1, 2023, the Company also entered into a side agreement related to the dry lease agreement with Hydro Hash, Inc., a company of which Rick Bentley is Chairman and a significant stockholder. Hydro Hash, Inc. agreed, in exchange for use of the plane, to cover 40% of the insurance and maintenance costs for the plane under the dry lease agreement between the Company and Cloud Transport Operations LLC.

Issuance of Shares for Notes Receivable

On February 20, 2020, the Company issued 1,500,000 shares of Common Stock to Mr. Bentley in exchange for a promissory note receivable for $6,000, The note receivable matures in February 2030 and bears interest at the rate of 1.86 percent per annum. As of December 31, 2023, this note accrued interest totaling $431.42.

On November 28, 2021, Mr. Bentley exercised options to purchase 3,300,000 shares of Class B Common Stock. On December 3, 2021, the Company loaned to Mr. Bentley $373,158.84 to pay withholding taxes related to the option exercise. The note accrues interest at 2.0% per annum and has a maturity date of December 3, 2022. The note is secured by the 3,300,000 shares of Class B Common Stock – if Mr. Bentley does not repay the note, the Company will receive these shares back. On October 13, 2022, Mr. Bentley entered into an agreement to surrender 1,142,871 shares of his Class B Common Stock to pay off the remaining balance of the loan including interest ($354,289.87), which resulted in this note being repaid in full.

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On October 13, 2022, the Company loaned to Mr. Bentley $185,000 to pay income taxes related to the November 28, 2021 option exercise described in the issuance of equity section. The note accrues interest at 3.4% per annum and has a maturity date of October 13, 2023. The note is secured by 2,157,129 shares of Class B Common Stock Mr. Bentley owns. On October 13, 2023 Mr. Bentley surrendered 614,897 Class B shares to pay off the remaining balance of the loan including interest ($190,618.07), which resulted in this note being repaid in full.

NOTE 7 – SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through April 14, 2024, the date the financial statements were available to be issued. Based on the foregoing, no additional material events were identified which require adjustment or disclosure in the financial statements.

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Item 8. Exhibits

The documents listed in the Exhibit Index of this Annual Report are incorporated by reference or are filed with this Annual Report, in each case as indicated below.

2.1++	Amended and Restated Certificate of Incorporation

2.2+	Bylaws

3.1*	Form of Warrant

3.2++	Form of Warrant Agreement, by and between the Company and VStock Transfer, LLC

3.3**	Warrant to Purchase Class A Common Stock of Cloudastructure, Inc. issued to Infrastructure Proving Grounds, Inc.

4++	Form of Subscription Agreement

6.1++++++	Amended Agreement with Dalmore Group, LLC

6.2+	Promissory Note issued by Rick Bentley to the Company dated February 20, 2020 (sole promissory note issued by Rick Bentley)

6.3+	Restricted Stock Purchase Agreement between the Company and Rick Bentley dated February 20, 2020

6.4+	Amended 2014 Stock Option Plan

6.5++++	Rick Bentley Employment Agreement

6.6++++	Gregory Rayzman Employment Agreement

6.7*	Gregory Smitherman Employment Agreement

6.8++++	Lauren O’Brien Employment Agreement

6.9+++++	Asset Purchase Agreement dated December 30, 2021 between the Company and Visionful, Inc., as amended

6.10*	Promissory Note and Security Agreement dated December 3, 2021 between the Company and Rick Bentley (as Borrower)
6.11**	Asset Purchase Agreement by and among Cloudastructure, Inc., Infrastructure Proving Grounds, Inc. and its Shareholders †
6.12##	Promissory Note Agreement between the Company and Rick Bentley dated October 13, 2022
6.13##	Stock Surrender Agreement between the Company and Rick Bentley dated October 13, 2022

__________________________

†	Portions of the exhibit have been omitted.
*	Incorporated by reference to the Company’s Form 1-A filed with the SEC on January 21, 2022.
**	Incorporated by reference to the Company’s Current Report on Form 1-U filed with the SEC on July 13, 2022.
+	Incorporated by reference to the Company’s Form 1-A filed with the SEC on April 10, 2020
++	Incorporated by reference to the Company’s Form 1-A/A filed with the SEC on May 26, 2020.
+++	Incorporated by reference to the Company’s Form 1-A/A filed with the SEC on June 11, 2020.
++++	Incorporated by reference to the Company’s Form 1-K filed with the SEC on April 30, 2021.
+++++	Incorporated by reference to the Company’s Form 1-U filed with the SEC on February 8, 2022
++++++	Incorporated by reference to the Company’s Form 1-K filed with the SEC on April 15, 2022.
#	Incorporated by reference to the Company’s Form 1-A POS filed with the SEC on May 15, 2023
##	Incorporated by reference to the exhibit filed with the Company’s Form 1-K filed with the SEC on April 28, 2023.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLOUDASTRUCTURE, INC.

/s/ Rick Bentley
Rick Bentley, Chief Executive Officer
Date: April 26, 2024

The following persons in the capacities and on the dates indicated have signed this Annual Report.

/s/ Rick Bentley
Rick Bentley, Chief Executive Officer, Director
Date: April 26, 2024

/s/ Gregory Smitherman
Gregory Smitherman, Chief Financial Officer, Principal Financial Officer, Principal Accounting Officer
Date: April 26, 2024

/s/ James McCormick
James McCormick, Director
Date: April 26, 2024

/s/ Ruba Qashu
Ruba Qashu, Director
Date: April 26, 2024

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